Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

The following communication is being filed in connection with the proposed business combination between Mylan N.V. and Upjohn Inc., Pfizer Inc.’s off-patent branded and generic established medicines business.

The below is a transcript of Mylan N.V.’s (“Mylan”) first quarter 2020 earnings conference call, held on May 11, 2020. Mylan is not providing forward looking guidance for accounting principles generally accepted in the United States (“U.S. GAAP”) reported financial measures or a quantitative reconciliation of forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, acquisition-related expenses, including integration, restructuring expenses, asset impairments, litigation settlements and other contingencies, including changes to contingent consideration and certain other gains or losses. These items are uncertain, depend on various factors, and could have a material impact on U.S. GAAP reported results for the guidance period. The stated forward-looking non-GAAP financial measure, ≤ 2.5x sustained leverage target, is based on the ratio of (i) targeted long-term average debt, and (ii) targeted long-term Credit Agreement Adjusted EBITDA. However, the Company has not quantified future amounts to develop the target but has stated its goal to manage long-term average debt and adjusted earnings and EBITDA over time in order to generally maintain the target. This target does not reflect Company guidance.

Mylan’s U.S. GAAP net earnings (loss) were $20.8 million and $(25.0) million in for the three months ended March 31, 2020 and 2019, respectively, an increase of 183%. Mylan’s U.S. GAAP net cash provided by (used in) operating activities was $291.1 million and $(39.7) million for the three months ended March 31, 2020 and 2019, respectively, an increase of $330.8 million. Mylan’s first quarter 2020 net sales in the Europe segment increased 14% year-over-year. Mylan’s first quarter 2020 net sales in the Rest of World segment decreased 5% year-over-year. Mylan’s U.S. GAAP gross margins for the three months ended March 31, 2020 and 2019 were 35% and 32%, respectively. North America U.S. GAAP segment profitability for the three months ended March 31, 2020 increased 13% year-over-year. U.S. GAAP R&D for the three months ended March 31, 2020 and 2019 was $114.2 million, a decrease of 34% year-over-year. U.S. GAAP SG&A for the three months ended March 31, 2020 was $605.4 million, essentially flat year-over-year. Mylan’s U.S. GAAP net earnings (loss) for the three months ended (a) June 30, 2019 was $(168.5) million, (b) September 30, 2019 was $189.8 million and (c) December 31, 2019 was $20.5 million. For the twelve months ended March 31, 2020, Mylan’s total reported long-term debt, including current portions was $12,631.7 million. Please see “Non-GAAP Financial Measures” for additional information.

MYLAN N.V.

May 11, 2020

10:30 a.m. ET

CORPORATE PARTICIPANTS

Anthony Mauro Chief Commercial Officer	Heather Bresch Chief Executive Officer & Executive Director

Kenneth S. Parks Chief Financial Officer	Melissa Trombetta Head of Global Investor Relations

Rajiv Malik President & Executive Director	Robert J. Coury Executive Chairman

OTHER PARTICIPANTS

Ronny Gal Sanford C. Bernstein & Co., LLC. Research Division	Akash Tewari Wolfe Research, LLC

Christopher Thomas Schott JP Morgan Chase & Co, Research Division	David A. Amsellem Piper Sandler & Co., Research Division

David Reed Risinger Morgan Stanley, Research Division	Elliot Henry Wilbur Raymond James & Associates, Inc., Research Division

Gary Jay Nachman BMO Capital Markets Equity Research	Gregory B. Gilbert SunTrust Robinson Humphrey, Inc., Research Division

Jason Matthew Gerberry BofA Merrill Lynch, Research Division	Louise Alesandra Chen Cantor Fitzgerald & Co., Research Division

Randall S. Stanicky	Umer Raffat
RBC Capital Markets, Research Division	Evercore ISI Institutional Equities, Research Division

Xiaozhou Fan SVB Leerink LLC, Research Division

Operator:	Good day. My name is Erica, and I will be your conference operator today. At this time, I would like to welcome everyone to the Mylan First Quarter 2020 Earnings Conference Call and Webcast. All participants’ lines have been placed on mute to prevent any background noise.

After the speakers’ remarks, there will be a question and answer session. If you would like to ask a question at that time, please press “star”, “1” on your touchtone phone. In the interest of time, we ask that you please limit yourself to one question. If you need to ask further questions, you may reenter the queue. Lastly, if you should need operator assistance, please press “star,” “0”.

I would now like to turn the conference over to Melissa Trombetta, Head of Global Investor Relations. Please go ahead.

Melissa Trombetta:	Thank you, Erica. Good morning, everyone. Welcome to Mylan’s first quarter 2020 earnings conference call. As we begin our call today, I would like to note that we are mindful of social distancing guidelines and, as such, are dialed into today’s call remotely. I would ask for your patience should we encounter any technical difficulties.

Joining me on the call from a separate location, albeit six feet apart from one another, are Mylan’s Executive Chairman, Robert Coury; Chief Executive Officer, Heather Bresch; President, Rajiv Malik; Chief Commercial Officer, Tony Mauro; and Chief Financial Officer, Ken Parks.

During today’s call, we will be making forward-looking statements on a number of matters, including our financial guidance for 2020 and the proposed transaction pursuant to which Mylan will combine with Pfizer Inc.’s Upjohn Business in a Reverse Morris Trust transaction to create a new company that will be named Viatris. These forward-looking statements are subject to risks and uncertainties that could cause future results or events to differ materially from today’s projections. Please refer to the earnings release we furnished to the SEC on Form 8-K earlier today, as well as our supplemental earnings slides, all of which are posted on our website at investor.mylan.com, for a fuller explanation of those risks and uncertainties and the limits applicable to forward- looking statements. Mylan routinely posts information that may be important to investors on this website, and we use this website address as a means of disclosing material information to the public in a broad, non-exclusionary manner for purposes of the SEC’s Regulation Fair Disclosure.

In addition, we will be referring to certain actual and projected financial metrics of Mylan on an adjusted basis, which are non-GAAP financial measures. We will refer to these measures as adjusted and present them in order to supplement your understanding and assessment of our financial performance. Non-GAAP measures should not be considered a substitute for or superior to financial measures calculated in accordance with GAAP. The most directly comparable GAAP measures as well as reconciliations of the non-GAAP measures to those GAAP measures are available in our first quarter 2020 earnings release and supplemental earnings slides, as well as in the Investors section of our website.

Please note that this call relates to Mylan’s first quarter 2020 earnings and we will be limited in what we can speak about during Q&A regarding Viatris and we will not be speaking about the Upjohn business. Let me also remind you that the information discussed during the call, except for the participant questions, is the property of Mylan and cannot be recorded or rebroadcast without Mylan’s express written permission. An archived copy of today’s call will be available on our website and will remain available for a limited time.

With that, I’d like to turn the call over to Robert.

Robert Coury:	Thank you, Melissa, and good morning. I’d like to welcome everyone to Mylan’s first quarter earnings call, including our Mylan and future Upjohn colleagues. As I begin, let me take a moment on behalf of Mylan to extend our deepest appreciation to all the healthcare workers and first responders working tirelessly around the globe to care for all those affected by the COVID-19 virus.

I’d also like to sincerely thank our Mylan employees worldwide and their families for the remarkable resilience and determination they continue to show to help deliver on our mission of providing patients around the globe with continued access to much-needed high-quality medicines.

I will be turning the call over to Heather and the management team in a moment to discuss the quarter at hand. But first, either I or a member of our management team will also take this opportunity to address some of the questions and themes that I have received over time from shareholders and analysts, and I do really appreciate their inputs. We will address those questions either during our opening remarks or during today’s Q&A session.

While management will cover the effects of COVID-19 on our business and operations, I would like to share some high-level observations regarding the pandemic as a whole. I will also be providing an update on the status of our exciting combination with Pfizer’s Upjohn business.

As to COVID-19, since our last earnings call, the global landscape has changed significantly as a result of this pandemic. We all remember events in our lifetime that have left a lasting impact on us as individuals, our communities, and the world. This global pandemic is one of those moments.

While the pandemic has brought significant challenges that will profoundly impact the global community for years to come, we are also witnessing incredible examples of human ingenuity, compassion, the extraordinarily talents and efforts of healthcare professionals around the world, and the critical importance like never before of the pharmaceutical industry during these unprecedented times. I also believe that we could be at the beginning of a resurgence of appreciation of the generic pharmaceutical industry and the critical value the industry delivers to the majority of the patient populations around the globe.

The COVID-19 pandemic only magnifies healthcare needs that we must meet by delivering both cost-effective therapies and targeted innovation. It is this unique and balanced profile that characterizes Viatris, which will be a leading role within the industry once we launch upon our closing later this year.

Mylan, for its part, is deeply committed to continuing to support public health efforts as the pandemic evolves, and I am extremely proud that the one-of-a-kind global platform we’ve built over the last decade has enabled us to do just that by continuing to deliver access to medicines around the world even as supply chains across multiple industries and countries are challenged more than ever. Mylan achieves these things because we continue to remain intently focused on controlling what we can control and running our business safely and efficiently. It never ceases to amaze me how Mylan and our dedicated workforce mobilizes to address challenges at hand, including those brought on by this pandemic.

There are a couple of examples that bring to life some of the unique value proposition of Mylan’s powerful global platform, coupled with its equally unique, talented global workforce. For example, Mylan has already shown its ability to rapidly ramp-up production to manufacture potential COVID-19 treatments in response to request of governments. Additionally, as many other innovative and biotech companies work to develop their own potential therapeutic treatments for COVID-19, and given Mylan’s rich experience in antiretrovirals, you can surely expect that Mylan will once again be in a readiness position to do its part to develop, partner, produce, and soon scale up necessary medications’ active ingredients in a matter of months, not years.

Our ability to deliver on these unprecedented time frames is only possible as a result of Mylan’s entrepreneurial spirit, vast global manufacturing and scientific platform, broad product portfolio covering nearly all therapeutic areas, including antiretrovirals and by partnering with a broad scientific community all around the world, including CHAI, among others.

Mylan has a long and successful history of partnerships with other companies. For example, we partnered with Gilead to help expand access to infectious disease medicines, including HIV, in the markets that they could not reach alone. From this partnership, we have licensed nine medicines and distributed to nearly 10 million patients annually in more than 100 countries. These examples speak directly to the unique capabilities and nimbleness of Mylan’s global diverse platform and the value we continue to bring to others by helping them expand their reach around the globe.

Without speaking for other industries, I can certainly tell you that in the pharmaceutical industry, especially when needing to meet global health needs for medications, these kinds of accomplishments simply could not occur with just one company or one country alone approach. This is exactly why Mylan built out its global platform in the first place, so that we can leverage our global resources and efficiently deliver high-quality medicines when and where needed.

Now, turning to a quick update on the status of our very exciting transaction with Pfizer’s Upjohn business. To start, I think it’s important to reiterate some of the clear fundamentals and substantial merits that this transaction has to offer. More specifically, one, this combination with Upjohn will not only enhance our global scale and geographical reach; but two, this combination will also accelerate Mylan’s own standalone business plan by at least three to five years.

Number three, this combination will create an even stronger business model, an operating platform with expanded commercial capabilities that will not only enhance our EBITDA but our EBITDA margins as well, and generate much greater free cash flows. We also expect to garner an estimated $1 billion in annual cost synergies by the fourth full year after close, while at the same time pursuing more attractive revenue growth opportunities as well.

Fourth, this combination will also create a much stronger financial profile. By further strengthening our balance sheet and financial flexibility, we remain committed to rapidly de-lever and work towards our goal of a 2.5 times leverage ratio. And finally, five, Viatris will provide a greater focus on total shareholder return by creating a more shareholder-friendly capital allocation model, starting with our commitment to institute a dividend policy for Viatris after our first full quarter post-close of at least 25% of our free cash flow.

In addition, and as I’ve stated previously, I continue to believe that 2021 will be a trough year from which Viatris will establish a financial baseline to grow from. While we will not be giving guidance at this time, I do think that many, but not all, analyst models on both revenue and EBITDA ranges are directionally moving in the right place and consistent with where I believe 2021 may be coming together. But once again, official guidance will be given by the new Viatris management team led by Michael, Rajiv and Sanjeev at the appropriate time. And when that occurs, I am even actually more excited about their having the opportunity to rollout and present to all of you Viatris’ new and unique Global Healthcare Gateway.

Importantly, this new Global Healthcare Gateway will be powered by Viatris’ unmatched global infrastructure and expertise, while also offering others the ability to further empower their own assets to reach more patients worldwide. By offering others access to Viatris’ Global Healthcare Gateway, which will include access to our global commercial reach across all channels, our global supply chain, our global expansive regulatory expertise, and our global cost efficient manufacturing platform, Viatris will be able to serve a unique sweet spot and tap a new reservoir of value creation as a new pathway for partners who would otherwise need to rely on either a fragmented or highly-localized or regional expansion strategies of their own.

You will hear more about this and why we believe Viatris will be the true partner of choice at the first Investor Day post-close.

Turning to integration planning, and although Heather and Rajiv will provide their own comments, from my own continued discussions and efforts in working with the future management team of Viatris, I am extremely pleased with their continued alignment and commitments to executing on the objectives that we have set forth in the roadmap to optimize total shareholder return. We will also be finding an opportunity for Michael, Rajiv and Sanjeev to speak with shareholders and analysts directly at the appropriate time and as we monitor the evolution of the COVID-19 precautions, but certainly before closing.

Also, you should know that our Extraordinary General Meeting, EGM, for the Mylan shareholder vote to approve this transaction is currently scheduled to coincide with our Annual General Meeting, our AGM, on June 30. In addition to the shareholder approval at that meeting, the only outstanding third-party approvals at that point would require to close the transaction will be from the remaining antitrust regulatory authorities. Hence, this is why we feel very confident at this time that we’ll be able to close this transaction in the second half of this year.

I look forward to answering your questions during the Q&A session. I’ll now turn the call over to Heather for comment at the quarter at hand.

Heather Bresch:	Thank you, Robert. Good morning. We hope everyone listening today is staying safe and healthy as we continue to navigate these unprecedented times together. Our hearts and thoughts are with all of those who have been personally affected by COVID and all of the healthcare workers and first responders who continue to go above and beyond to help save lives. I’d also like to send a special message of gratitude to our entire Mylan family, especially our frontline workers. Due to their efforts, our manufacturing facilities have remained operational and we have been able to continue meeting patient’s needs even amid the challenges of a global pandemic.

We recognize that the pharmaceutical industry, including Mylan, has a unique responsibility to help respond to public health needs during this time. Our efforts have been aimed at fulfilling those responsibilities on a number of fronts, including protecting the health and safety of our workforce, continuing to produce critically-needed medicines, deploying our resources and expertise in the fight against COVID-19, supporting the communities in which we operate, and maintaining the health of our overall business.

Though the world around us has certainly changed, our mission remains the same. We’ve made extensive efforts to ensure supply continuity for critical medicines ranging from maintenance treatments for chronic conditions to ICU drugs or anti-infectives in short supply due to the increased demand related to COVID-19. We’re also participating in clinical and prophylactic trials through which product donations, including the World Health Organization’s global SOLIDARITY trial, and are continuing to evaluate additional opportunities to meet unmet needs.

There is no doubt that COVID-19 has tested the strength of supply chains across multiple industries and countries. We all rely on a very global economy, especially when it comes to the availability of medicine. As the pandemic continues to evolve, we have received a number of inquiries regarding governments’ increasingly urgent interest in strengthening domestic pharmaceutical manufacturing and supply. We have and will continue to spend time with legislators and regulators around the world on this important topic to hopefully help find the right balance between strategic supply and global needs.

With all that said, I’d now like to turn to our first quarter results. Our performance came in with total revenues growing 5%, or 8% on a constant currency basis. In addition, adjusted EBITDA improved 6% over the prior year, with strong adjusted free cash flow, especially for the first quarter coming in at $357 million. Adjusted SG&A and capital expenditures came in lower than expectations, and our EBITDA margins were ahead of what we normally see during Q1.

During the quarter, North America and Europe’s performance more than compensated for our Rest of World segment where COVID-19 impacts hit sooner than other parts of the globe. As we look forward, we’re reaffirming our 2020 financial guidance as we continue to expect total revenues to be in the range of $11.5 billion to $12.5 billion, absorbing approximately $200 million of foreign exchange headwinds versus our previous expectations; and adjusted EBITDA to be in the range of $3.2 billion to $3.9 billion, absorbing approximately $50 million of foreign exchange headwinds versus our previous expectations.

These ranges account for COVID-19 impacts forecasted through Q2 and assume that healthcare systems around the world will begin to resume their normal functions in the second half of 2020. This guidance also takes into account the fact that we are absorbing a delay in some of the benefits of our business transformation program because we paused certain restructuring elements of the plan due to COVID.

Regarding the work we’re doing to successfully close the transaction with Pfizer’s Upjohn business, as Robert mentioned, we remain confident in our ability to achieve that milestone in the second half of 2020. To date, we have received antitrust regulatory clearances in 15 jurisdictions, including the recently announced conditional approval from the European Commission, and we continue to work collaboratively with regulatory agencies around the world on the remaining clearances.

I’m impressed every day by the energy and motivation that the Mylan and Upjohn teams bring to the integration planning, while also meeting their day-to-day and COVID-related responsibilities. I’m confident that Viatris will be well-positioned to be a true partner of choice, especially as health systems globally grapple with the realities of evolving patient needs and new healthcare paradigms.

With that, I’ll turn the call over to Rajiv, Tony, and Ken to provide additional detail on the quarter and our COVID- 19 response efforts.

Rajiv Malik:	Thank you, Heather, and good morning, everyone. I would like to begin by echoing Robert’s and Heather’s thanks to our thousands of Mylan colleagues all over the world who have gone above and beyond during this challenging time in support of our mission, especially our frontline workers whose commitment and teamwork has enabled Mylan to continue its operations without missing a beat and respond to the need for certain critical medicines.

During this unprecedented time, we have taken extraordinary measures to keep our operations safe so we can ensure continued supply of our medicines. A few examples include implementing social distancing within the plants, increased sanitization of common areas, temperature and symptoms monitoring, and staggering shifts. I would like to take some time to address the inquiries that have come from various stakeholders around the impact of COVID-19 on our supply chain, especially given our relatively large presence in India. As you can see on slide 5 in our earnings presentation, Mylan strategically has maintained a broad, diverse, and resilient manufacturing footprint. Our 44 manufacturing facilities across 12 countries position us to maintain proximity to the key markets and help us maintain supply continuity, even when the environment around us changes rapidly. Our top 50 products are supplied from 15 different countries and 30 different manufacturing locations. From an API point of view, not only are we vertically integrated for several key products, but we have also built strategic partnerships with our API suppliers and built-in redundancies to mitigate disruption.

Today, approximately half of our API come from India and China, and the other half from North America, Europe, and Rest of World. In India, we have 19 manufacturing facilities located in five different states, which mitigates risk of disruption in any given part of the country. Similar to other countries, our operations in India did not experience much disruption. Even during the first week of lockdown, while rules regarding essential workers were being clarified, these sites saw minimal disruptions. By the second to third week, Indian operations were back to normal.

It’s also worth noting that Mylan has not to-date experienced any meaningful disruption from its more than 500 third-party supply partners located around the world. We are continuously monitoring our inventory levels of our raw materials and dosage forms, and currently are in a strong position from a supply point of view to meet our customer needs across the globe.

Turning to our first quarter results. We delivered $2.6 billion in total revenues, which is an 8% constant currency growth versus the prior year. These results reflect solid underlying business performance and execution on recent launches. As you may expect, we did see increased demand due to COVID-19, which resulted in an increase in net positive consolidated revenues of approximately 2%, primarily coming from Europe.

For North America, our net sales were $956 million, which is up 4% compared to the same period last year. Growth was largely driven by Wixela, a generic to Advair, which as you may recall, was launched in the first quarter of 2019. We are also pleased to see that Yupelri, our nebulized, once-daily LAMA, achieved 87% share of nebulized LAMA markets, and a 13.7% share of long-acting nebulized markets.

In Europe, our net sales totaled $1 billion, which are up 18% on a constant currency basis compared to the same period last year. Our strong quarterly performance was primarily driven by the higher net sales and volumes of existing products. For example, products such as Creon, Dymista, Brufen, and Hulio which is our biosimilar to Humira, showed double-digit growth due to the targeted investments in the key markets. In addition to the estimated impact of COVID-19, increased volumes were driven by the resolution of the supply disruptions in the prior-year period.

Moving on to the Rest of World, our net sales were $611 million. This is flat on a constant currency basis compared to the same period last year. The estimated negative impact from COVID-19, which resulted in a slightly weak performance in China and Japan, was largely offset by a strong performance of our antiretroviral franchise and new product sales primarily in Australia.

I would now like to share some key pipeline updates. I’ll start with an update on our industry-leading comprehensive global biosimilar portfolio. Tony will later provide more detail from a commercial perspective. To begin, we remain on track with our expected approval of insulin glargine to support a mid-year product launch. This quarter, Biocon’s Malaysia manufacturing facility received FDA pre-approval. With respect to the related patent litigation, we received a favorable District Court decision on March 9, and further IPR decisions remain pending. We also continue to be engaged in active discussion with the FDA on a viable pathway to obtain an interchangeable designation. In addition, we expect to launch our Etanercept product, which is our biosimilar to Enbrel, in the second half of this year in Europe.

Our BLA and marketing authorization for our biosimilar to Avastin is currently under review with the FDA and European authorities. In addition, the development of our biosimilar to Aspart and Eylea remain on track. Also, as recently announced by Revance, we are continuing discussions with them regarding the development of a biosimilar to BOTOX. We plan to provide an update on the path forward by May 31.

Now, I will provide an update on some other pipeline products. As I mentioned last quarter, we continue to deepen our pipeline with high-value product opportunities. I’m pleased to inform you that we have filed an IND application for MR-107A-01, which is being developed as a non-narcotic oral analgesic for the management of moderate-to-severe pain and we plan to initiate Phase II clinical studies this year. We also continue to progress the development of MR-106A-01, which is a novel synthetic antimicrobial peptide that’s being developed as a topical product for burn wound treatments. This product will enter clinical development later this year.

Lastly, the Phase III study for our Glatiramer Acetate once-a-month program was initiated last October. This is a pivotal clinical study for the U.S. NDA. To-date the study enrollment has been progressing well with more than 170 patients sourced in the study across 56 sites.

Regarding Morgantown, we have continued to make progress on our comprehensive and ongoing remediation efforts at the facility, and I’m pleased to share that FDA has determined the Inspection Classification of the site as Voluntary Action Indicated which changed from OAI. We are awaiting the formal close-out of the warning letter which was issued in November 2018, and we expect to receive it at any time.

Before I hand it over to Tony, I would also like to express my excitement about our continued progress with Upjohn on integration planning. I look forward to continuing to partner with Michael, Sanjeev, and the future Viatris leaders as we plan this integration and create a new champion for global health. We are successfully managing the process virtually given the current environment and are taking advantage of the additional time to focus on executing a quality separation and integration planning program.

And with that, I will now turn the call over to Tony.

Anthony Mauro:	Thank you, Rajiv, and good morning, everyone. In terms of my remarks today, I’d like to elaborate on two topics. First, I’d like to provide a state of the union on our commercial efforts and share some further detail on how we are navigating our commercial business globally through the COVID-19 pandemic. Secondly, and also important, I’d like to begin today by highlighting our biosimilars franchise and share our path from science to commercialization of one of the industry’s deepest product pipelines.

To start, with the current COVID-19 situation, our number-one priority continues to be the safety of our employees, including our dedicated sales force and commercial team of 7,500 people globally. In most countries we have moved to a remote engagement model and have found new ways of doing business, relying heavily on technology and focusing efforts on connecting with healthcare professionals through various virtual tools. Through the impressive work of our sales team, we have completed nearly 200,000 interactions with healthcare providers over the past eight weeks and continue to provide the same level of valued support that our teams have always delivered. I’d like to personally thank these dedicated teams for their continued efforts and hard work during these complex times. Throughout this pandemic, we also continue to collaborate with pharmacies, hospitals, wholesalers, governments and healthcare providers to help address patient needs. We remain focused on ensuring customer and patient access to needed medicines, and are closely monitoring volumes of critical products. Our service levels are currently strong, and I am pleased to report that, to-date, our customers have sufficient supply on hand in markets across geographies.

Turning to our biosimilars franchise. We have always viewed this as an investment for the long-term and one made globally across many territories. As we have invested in our pipelines and successfully demonstrated the science behind these products, we knew the next important step was to focus on the commercialization strategy. We are in the beginning stages of this journey in most of the developed markets around the world and we know we have much work to do. We are focusing on 2020 as a year of expansion, as we’ve continued to increase our commercial footprint in the U.S. and abroad.

Our initial focus for this stage was to scale the organization and ensure we were methodically optimizing the opportunity to meet demand and maintain stock as we began to introduce biosimilars to markets around the world. Now, with multiple global commercial launches underway and added learnings from our experiences in market, our focus has shifted to execution and strategic performance, and we continue to look to grow our business and capitalize on new global opportunities.

To provide a comprehensive look at where we are today, we offer one of the industry’s largest and most diverse global biosimilars franchises, which includes products either on the market or in development, focused on areas of oncology, immunology, endocrinology, ophthalmology and dermatology. We have received more than 150 marketing authorizations for biosimilar products in more than 85 countries worldwide.

In the U.S., we’ve launched Fulphila, a biosimilar to Neulasta; and Ogivri, a biosimilar to Herceptin; and have strong confidence in our long-term capabilities from physician, payer, and hospital standpoints to fully execute on both products throughout 2020 and the coming years. As Rajiv mentioned, we look forward to the anticipated approval and launch of Semglee, our insulin glargine, as we continue to expand our portfolio in this market.

In Europe, we’ve launched Hulio, a biosimilar to Humira, and we are beginning to launch process for Ogivri, Semglee, and Fulphila in various markets as we broaden our biosimilar franchise offerings in many European countries. In addition, as Rajiv noted, we are looking forward to launching Nepexto, our biosimilar to Enbrel, following anticipated regulatory approval in the coming months.

Other highlights include the recent launch of Fulphila in Canada, which extends our oncology portfolio there along with Ogivri. Additionally, in Australia, after being the first to offer biosimilar trastuzumab, we recently launched Fulphila there as well and are encouraged by the early market response.

Overall, we continue to believe that our experience and ability to develop complex products and successfully commercialize these products on a global basis has positioned us to be a worldwide leader in the biosimilar space over the long-term. We remain enthusiastic about this franchise and continue to look for opportunities to invest as well as expand our portfolio.

With that, I’ll now turn the call over to Ken.

Kenneth Parks:	Thanks, Tony, and good morning, everyone. I’ll take a few minutes to provide a summary of our financial results for the first quarter. Q1 2020 total revenues of $2.6 billion were 5% higher than the prior year and 8% higher on a constant currency basis. The consolidated results were favorably impacted by approximately 2% due to increased customer buying patterns and patient prescription trends resulting from the COVID-19 pandemic. The majority of this impact was realized in Europe. In addition, total revenue growth reflects higher volumes of existing products and, to a lesser extent, new product sales of approximately $70 million, partially offset by lower pricing.

In the first quarter, our adjusted gross margins were approximately 53%, compared to approximately 54% in the same period last year. The decline is primarily the result of lower gross margin on sales of existing products in the Rest of World as well as North America, partially offset by higher gross margin on sales of existing products in Europe, along with sales of new products in all three regions.

From a segment profitability standpoint, North America increased 9% in the quarter, excluding costs associated with the Morgantown restructuring and remediation program. This increase reflects contributions from new product sales, higher volumes, and favorable product mix, partially offset by impacts from lower pricing on existing products due to changes in the competitive environment, including Levothyroxine.

Europe’s segment profitability also expanded, up 35% in the quarter, primarily driven by the favorable impact of higher sales volumes along with lower SG&A spending. Conversely, Rest of World segment profitability declined in the quarter, down 27%, as a result of lower pricing on existing products, primarily due to governmental pricing reductions in Australia and Japan and unfavorable product mix which was partially offset by benefits from new product sales along with higher ARV volumes. Both Europe and Rest of World segment profitability results were negatively impacted by foreign currency translation.

In Q1, adjusted R&D of $112 million was 19% lower compared to 2019, due to higher payments in the prior year period related to clinical activities for products in development. During the quarter, adjusted SG&A spending was lower than our expectations and essentially flat year-over-year, reflecting lower travel and promotional activities, primarily resulting from COVID-19-related travel restrictions and lower legal expenses primarily offset by higher payroll-related expenses.

In Q1, we reported adjusted net earnings of $467 million and adjusted EBITDA of $751 million, an increase of 11% and 6%, respectively. These increases versus the prior year primarily reflect the impact of the increase in our revenues and lower R&D spending, partially offset by negative foreign currency translation impacts.

For the three months ended March 31, 2020, adjusted free cash flow was strong at $357 million, an increase of $330 million over the prior year. The year-over-year increase was primarily driven by improvements in working capital velocity and timing of certain other payments. For the remainder of the year, we expect adjusted free cash flow to benefit from seasonally increasing profitability coupled with the resulting reductions in net working capital from first quarter levels.

At the end of Q1 2020, our debt-to-adjusted EBITDA leverage ratio was 3.6 times, in line with our expectation and our covenant requirements. We anticipate full year adjusted free cash flow generation consistent with 2019 levels and continue to target approximately $1 billion of debt repayment in 2020, starting with a scheduled maturity of €500 million of bonds later this month.

While we don’t presently see any negative liquidity trends related to the COVID-19 pandemic, we will certainly continue to monitor those trends very closely. We currently believe our positive cash flow from operations, along with our existing borrowing facilities providing liquidity up to $2.6 billion, will allow us to meet our liquidity needs for the remainder of the year. We remain fully committed to our investment-grade credit rating and to further reducing leverage.

Finally, as you heard earlier, we’re reaffirming our full year 2020 guidance that we provided this past February. Total revenues are expected to be in the range of $11.5 billion to $12.5 billion, absorbing an estimated $200 million of foreign exchange headwind beyond our previous expectations. Full year adjusted EBITDA is expected to be in the range of $3.2 billion to $3.9 billion, absorbing an estimated $50 million of foreign exchange headwinds beyond our previous expectations. It’s important to note that both of these ranges reflect our current expectations for operational and commercial performance, as well as estimated COVID-related impacts continuing through the second quarter.

Before I close, I would be remiss if I didn’t take a moment to express my thanks to our incredible teams around the world who worked and continue to work tirelessly to deliver on our mission and our commitments, while keeping themselves, their families, and their co-workers safe and healthy.

With that, we’ll now open the call up for your questions. Erica?

Operator:	At this time, if you would like to ask a question, please press “star,” “1” on your touchtone phone. If you wish to remove yourself from the queue, you may do so by pressing the “pound” key. We remind you to please pick up your handset and please limit yourself to one question. We will take our first question from Ronny Gal with Bernstein.

Ronny Gal:	Good morning. Thank you for taking my question. And I – since I’m first, I would want to just thank all your staff, all the hard work you guys are doing in making sure we all have the drugs we need in this difficult time. Question about biosimilars. First, you highlighted this as a key driver for the year. Could you share with us roughly what is your current run-rate for biosimilars in the first quarter and how much you think it will grow to the end of the year? Obviously, if you set it yourself as a key goal, it would be great to be able to track your performance against it. And related, you’ve mentioned interchangeability for Lantus. I guess, the question is, are we looking for the launch of both the vial and the pen at the same time? And do you expect interchangeability potentially in both, or just one of them?

Anthony Mauro:	So, thanks, Ronny. And first of all, I just want to reiterate, I could not be more excited and more confident about our biosimilars franchises, not just here in the U.S. but around the world, globally – as we continue to launch these products, not just at the run-rate we’re seeing in the quarter or the year for 2020, but for the long-term. These products are products that are sticky, they add long-term value, and we truly look forward to not just launching what we have but launching other products. As we outlined, either late last year or the beginning of this year, we had $3 billion in revenues from products we’re going to be launching up through 2023. And with that being said, although we’re not giving guidance, you can continue to expect that biosimilars will be a very good portion of that value moving forward.

And I think the next question was about Lantus?

Rajiv Malik:	Yeah. And Ronny, regarding Lantus, we remain on-track to launch both vial and the syringe, as we already have said, in the second half of the year. And as far as interchangeability is concerned, we have now science to support the interchangeability, and we are seeking interchangeability for both the dosage forms.

Science is very laid out in FDA’s guidance, and that’s where we are trying to negotiate with the FDA now this interchangeability status.

Robert J. Coury:	And I would only add, Ronny. And thanks for your expression at the beginning of your question. We do – we really do appreciate it. I would only add, that we highlighted the biosimilar franchise because that’s really what it is, a franchise. For quite some time, shareholders and analysts alike have been really focusing on our portfolio. When we first started building the portfolio, obviously, we were an unknown in the space. Then in – and the first thing we needed to do was demonstrate our science. Now that that’s done, we are shifting completely to a commercial effort.

I have to be very honest and clear, yes, we’ve starts and stops. This is not – and I do think it would be a mistake for the investment community to look at this as a short-term measurement because we didn’t invest in this franchise 9 or 10 years for the next 9 months. We invested – because as Tony said, this is a very sticky product.

And also, to be frank, I think you guys have heard in the past, we did not get into this biosimilar franchise, actually, for the United States. We didn’t even think that the United States would come on-line so quickly. We thought it would come on afterwards, so we were very fortunate to be here first. But we do have a lot of work to do on the commercial end. And you can expect, because of the long-term nature of this franchise, that we’re going to continue to put in the type of improvements that are necessary to make sure that we get our value proposition out of our investment.

Operator:	Your next question is from Chris Schott with JP Morgan.

Christopher Schott:	Great. Thanks very much for the questions. I guess, my first one here, has there been any change in the way you’re thinking about Viatris and what that pro forma portfolio and company looks like on your base 2021 year, given the timing – the delay of the timing close as well as just recent business trends you’re seeing? Just any updates there would be appreciated.

And if I can slip in a second quick question which is just on the Rest of World performance in the quarter. Can you just elaborate a little bit more on the COVID impact to that business in Q1 versus how much pricing in Australia and Japan are impacting your results? I’m just trying to get a sense of what growth would have looked like ex- COVID for that part of the business. Thanks so much.

Robert Coury:	Why don’t you take the second one first, and then I’ll do the first.

Rajiv Malik:	Yes. As you would expect, Chris, China and Japan were the first two countries impacted from the quarter point of view where we saw that, especially the impact on sales force not being in the field and all that. So, we did see some impact over there, which was not significant. And I – if I have to put it in the dollar terms, it was maybe $10 million, $15 million. And the same was offset by a very strong performance in our antiretroviral franchise as well as new launches in Australia.

Robert Coury:	And, Chris, I would say, if there is any change in the Viatris 2021 trough year, I would probably say that, that change is – I’m probably a lot more confident in how I’m feeling about going into 2021 and making sure that that baseline is set low enough to give management an opportunity to meet and exceed. Because when we hit that reset button, there cannot be variability in execution. There needs to be a constant – at the very minimum, meet or exceed quarter after quarter in order to restore confidence back in the sentiment of this very strong and powerful platform’s ability to generate substantial and durable cash flows.

I will tell you, this pandemic is – as perverse as, what I’m going to say, there are silver linings. We can’t control what we can’t control, and unfortunately, this pandemic was thrown at us. So I am constantly trying to find silver linings and pick those silver linings out. A couple of them is, one, I believe that that confidence that I’m conveying to you has been in large part because of the delay in the – as a result of this pandemic. I’m seeing a higher-quality integration process. I’m seeing a very strong alignment with management. I’m seeing much more clarity in what’s in front of us as things begin to materialize.

I do think that this extra time has bode extremely well. And that’s where – and you can certainly rely, even though I won’t be the one be giving you actual guidance, I’m going to directionally help you guys understand what I see from time-to-time. And so, I would say that the only change is my absolute increased confidence in where I think that starting point’s going to be and the fact that we’re going to be able to grow from that starting point.

Operator, our next question?

Operator:	Your next question is from Randall Stanicky with RBC Capital Markets.

Randall Stanicky:	Great. Thanks. Hey, Robert, earlier this year, you talked about picking a couple of therapeutic areas and focusing on those. Which areas are you thinking about and how opportunistic can you be and still balance the 2.5 times leverage target, and has that changed with the pandemic at all? Thanks.

Robert Coury:	Actually, great question, Randall. That – the approach has not changed. The final answer, I don’t have exactly yet because it’s not just a balance for that. Nothing’s going to stand in the way of the 2.5 times. I think that that’s critical. Because I – we believe that that is the right level to ensure that we can deliver the capital allocation, how we want to disseminate capital allocation going forward, and part of that is to make sure that that dividend is sticky, okay?

What we are doing, and we actually have a process well under way and I’m actually looking forward to Michael and Rajiv – work is going to be done specifically in the therapeutic areas. We are doing a very deep dive analysis on Mylan’s core competencies, on Upjohn’s core competencies, and really determining after that dividend, what free cash flows do we have to make for investments and what therapeutic areas make sense to leverage what we already have versus those areas that we can complement with the talents that we’re bringing together.

So I do believe we’re going to need a little bit of time. I can probably promise you that at closing, now that we’ve been extended, and when Michael, Sanjeev, and Rajiv come up and make the presentation, we will have those therapeutic categories for you in terms of directionally where this company wants to put its investments.

Operator:	Your next question is from Umer Raffat with Evercore.

Umer Raffat:	Hi. Thanks so much for taking my question. Robert, there’s been a lot of investor questions on whether you guys will have a dividend at all, and what the size of the dividend may be. It’d be really helpful if you could give us some color and perspective on that. And, Rajiv, perhaps you could speak to pharmacy visit trends in Europe in light of COVID? And I ask because it seems like you’re not seeing any demand impact. I’m trying to lay it in the context of what’s happening because of COVID social separation as well as, in particular, what the impact of Meda and Abbott EPD Business could look like in Europe?

Robert Coury:	Tony, go, you go first.

Anthony Mauro:	Okay. Umer, thank you. I think, whether it’s in the U.S. or in Europe in particular, we’ve seen physician visits down, based on IQVIA data, down 75% plus. And certainly, as we worked through the Q1, pharmacy sales were strong in Europe, as we outlined today, and we continue to monitor and watch those trends on a weekly basis to ensure not just what we’ve captured but looking ahead, looking forward we’re always ensuring that we’ve got the right product in the right place at the right time for our customers and for our patients.

Robert Coury:	And, Umer, in terms of the dividend, I honestly – I’m trying to figure out how the question in the mind of some investors, or what was said to give any thought that we are not committed to this dividend. There are two things that I want to point out.

One, in my beginning and opening remarks, I can’t make it any more clear that once we come together with Pfizer’s Upjohn business and create Viatris, we are completely changing the emphasis of our business model to total shareholder return. And a huge part of that, especially, I must respect the Pfizer shareholders as well, because part of what is – was in our thinking, is to make sure that that dividend is – not only are we committed to it, but I hope that we can grow that dividend over time. That is our strategy. We are deeply committed to this dividend as part of our more friendly shareholder allocation of capital going forward. And so, I will – so, I hope – I think between that change of business model and the fact that we’re going to be taking in 57% of Pfizer shareholders, we are very, very committed.

In terms of amount, we don’t give a dollar amount, Umer, but that 25% of free cash flows is a commitment of ours and I think what you’ll need to do is take the EBITDA – I think I’ve kind of sort of directionally given you guys where I think the right starting point is, and I think it’s – I do believe it’s substantially higher than the $500 million that you are referencing but I don’t want to give a specific dollar because we’re basing it off of our free cash flows.

Operator:	Your next question is from Akash Tewari with Wolfe Research.

Akash Tewari:	Hey, guys. So, I wanted to go back to the $4 billion pro forma GAAP free cash flow that was, I guess, not guided but at least directionally guided for Viatris when the deal was originally announced. Can you walk us through the bridge between the roughly $7.5 billion in pro forma EBITDA to the $4 billion in free cash flow? There seems like there’s an undisclosed impairment charge. And given the tweaks on the business, are you comfortable with that $4 billion free cash flow number on a go-forward basis?

And secondly, on gross margins, we noticed both in the U.S. and EU, margins were up year-over-year but overall gross margins were slightly down. Can you give us some color on what’s driving this gap between the intra-segment margins going up but the overall gross margins going down? Thanks a lot.

Robert Coury:	So Ken?

Kenneth Parks:	Yeah, so, Akash, thanks for the question. On the difference between the cash flow and the EBITDA number, it’s the typical items that run through there. It’s depreciation and amortization, that’s added back, right? So, then, you to get down to cash flow, you actually have to take that back out. You get your tax rate applied to it. You have interest, and there’s clearly going to be interest on the – not only [interest on] the existing Mylan debt, which is about $0.5 billion. There’s going to be interest on the $12 billion of financing debt, and you can call that about the same amount depending on where rates land.

When you do that, you’re going to end up – you should end up very much right at the $4 billion number that you’re trying to calculate to. So it’s the typical items that would take you from EBITDA right down. I don’t see and I don’t think there’s anything related to – I know there’s nothing related to anticipated impairment charges in that math.

Robert Coury:	And the gross margins.

Kenneth Parks:	The gross margins? The gross margins, overall, the business gross margins are in, I think, both North America and Europe. The operating margins of those businesses, which are somewhat reflected, are both increasing year- over-year. Whereas, in the Rest of World segment, the operating margins in that business, and that’s shown on the chart that’s included in our earnings material, declined a bit, I think about 300 basis points year-over-year driven by that – the details that we called out, including stronger volumes of ARV which tends to be a lower margin part of the business, combined with the pricing changes – the governmental pricing changes in Australia and Japan. So, not all three businesses are showing expanding operating margins which is reflective of the gross margin trends and that should get you to about 1 point of overall consolidated gross margin deterioration

Operator:	Your next question is from Gregg Gilbert with SunTrust.

Gregory Gilbert:	Thank you. Ken, I was hoping you could talk about the inventory levels of Mylan products at key customers at the end of March versus the end of December? And for Tony, on biosimilars, I get that your comments are about the long-term franchise value but I was hoping to ask more specifically whether anything’s changed in either your approach or your supply situation in the Neulasta market in the U.S.? And any early comments you have on the Herceptin market, well, albeit early pros and cons or anything different about that market? Thanks.

Kenneth Parks:	So, Gregg, on inventory levels, I’ll make a comment. Tony may have more to add to it, because we’re all following this very, very closely. And one of the things that we are pleased with is that with the sales levels that we’ve seen, including with the COVID impact that we called out primarily in Europe of equivalent to about 2% of our total consolidated revenues, inventory levels consistently by market, by category have been relatively consistent with what we saw December 31 going to March. And we measure those based upon looking at the sales numbers and the anticipated sale-out over a period of time, and taking into account some of the step-up in the sell into the channel. Even with that, we are seeing inventory levels that are solid, but very consistent with what we saw in December.

Anthony Mauro:	Yeah. And Ken, I think the only thing I’d add to the inventories around customers is this is consistent even as we see certain therapeutic categories surging sequentially in the month, like products in the respiratory therapy that we have a large percentage of products in. So, we’re monitoring these on a monthly basis, ensuring patients and customers have ample supply.

And I think, Gregg, as it relates to biosimilars, just going back to this, this is really a long-term play for us, one that’s not just U.S.-centric but global. And as we see these launches happening throughout the world and in the U.S., products like Ogivri and Fulphila, we walked through kind of where we saw Fulphila at the end of 2019 in terms of where our supply ceiling was. We’re seeing that open up. We’re concentrating on building that commercial infrastructure, how we built that foundation, and we’re starting to see green sprouts. Ogivri’s shares up to almost 3% at this year in the U.S. We’re seeing these kind of optimistic things happening, and we look forward to just growing them in 2020 and the years beyond.

Operator:	Your next question is from Jason Gerberry with BoA.

Jason Gerberry:	Just a follow-up. You talked about sell-side consensus estimates for the Viatris combination going in the right direction, but we only have access with the aggregators to

Mylan’s stand-alone forecast. So can you comment at all, 2020, what you’re seeing in terms of the mean level of the consensus? Is it in the same ballpark as, I think you commented in the fourth quarter call, about $18 billion as a number that wasn’t directionally off? So, just sort of curious if you can help for us characterize what you see for the consensus for the Viatris combination, which sounds like a number that you want to come in conservative against, based on some of the earlier commentary? Thanks.

Robert Coury:	Yeah. So, again, I want to be careful here, but you’re exactly right. Because I’m not actually giving guidance, and I’m trying to signal to all of you that what I see in 2021 is really not a surprise to me. It’s what we’ve seen very early on as we were out way in front of some of the changes that were happening in China and we, obviously, were well aware of the LOEs going into this transaction. That’s why if you look at the transaction, you look at the pricing of the transaction, you’ll see that we fully incorporated a lot of what we see in front of us.

So, we didn’t really have the opportunity to jump out in front and really articulate directionally where the business is going, and everybody started off by looking at Upjohn 2020, and that is why I’ve also given comments in the past to try to help the Street understand that it’s not as simple as taking S-4s and adding them together and looking out into the future. There’s – as you bring companies together, there are many other moving pieces. And I think that the $18 billion, I – yes, I was directionally very comfortable. And I also think that the EBITDA, I don’t see EBITDA coming down as much, only because there’s a number of offsets that I can see. So, we’re really thinking hard – and this is where this extra time has really helped – how we will be bringing the businesses back together.

And then, when we take a look at the transformation work that we’re doing, that was already well underway at Mylan and now underway at Upjohn, and again, I just feel that directionally you are correct. One of the things I have to make sure and ensure and pressure test with management is making sure that that starting point is a true baseline to grow from. Where management, this new management has the best chance of coming, I mean, you can see by the roadmap that we have out there, we have very explicit plans when it comes to execution, what is it that we need to execute on, and how we’re going to deliver that total shareholder return for our investors.

So, I think that the – that $18, $7 billion range roughly, in that – that kind of an area, that kind of a – is I think the right – and I haven’t changed on that. Even with what I see today, I haven’t changed. If anything, I’m a little more confident as I continue to see things come together. But look, if you’ll just be a little bit patient and let management come forth with very specific guidance, with a lot of detail behind the guidance. And then also, I want to live up to the promise of the expectations that when management does come forth, I do think that they owe it to the investment community to share how exactly they’re thinking about this global business, to do a walk-around around each of the geographical territories, do SWAT analysis for you.

And as they speak about how they’re thinking about the business, then the next step should be that should help you guys begin to build your models. And then, I think there needs to be a discussion between management and the sell-side analysts and shareholders who are building models to make sure how we’re thinking about the business, what disclosures and how transparent we can be, because we absolutely want to be as transparent as we could without hurting our competitive landscape. So, please expect that we’re still going to go through that process. And it’s just a process, but it’s an exciting process and one that we’re looking forward to working together with you on.

Operator:	Your next question is from Elliot Wilbur with Raymond James.

Elliot Wilbur:	Thanks. Good morning. Maybe just one question for Rajiv, specifically talked about the company’s ability to mitigate any negative impact on its supply chain via a vertical integration and the diversification of your manufacturing base. But maybe just tell us a little bit more about what you’re seeing in – on the cost side. Hearing from a lot of companies about significant price spikes or increases in APIs and intermediates, and then global shipping costs on occasion kind of go through the roof as well. So, I don’t know if those are significant enough in the aggregate, or actually noticing an impact on overall margins, but maybe just some commentary there?

And I also wanted to ask about epinephrine and the supply chain dynamics there, where you currently stand in terms of inventory and how you’re thinking about that product as we kind of gear up for the key back-to-school season, particularly since it may be an asset that you’re going to have a lot more control over going forward?

Thanks

Rajiv Malik:	Thanks, Elliot. Look, there has been some fluctuations from the cost perspective. There has been increased cost of certain intermediates. There has been definitely some increased costs which we absorbed on the logistics from the freight point of view. There has been some impact on – from the absorption of the overheads of certain brands. But it’s not at the point that – it has come to a point that is going to adversely – we don’t see some of these trends continue the way we are at where we are. We see freight basically getting normalized as we go along. We’re getting used to business, this whole new norm. But as we go along, we’re keeping a very close watch on this, and we’ll be transparent about what’s coming from what bucket, how it’s being impacted.

We – more importantly, our focus has been on the continuity of supply, supply of the critical products, supply of the important – how can we meet the surge that some ICU critical products, all their demands have increased. So we have kept our focus on that. So that’s, I think, from the supply chain point of view. And the second, from epinephrine, we are in a strong position from supply at this point in time. We are ready for the school season. We don’t see any hiccups at this point of time, Elliott.

Robert Coury:	Operator, if I may, I would ask that the rest of the analysts, your questions, I – we asked for one question because I did promise that we would extend our time a bit and I do want to give all analysts an opportunity to ask questions, if I could. So if you can limit your questions to one, I would greatly appreciate that just given the time constraints.

Operator:	And your next question is from Gary Nachman with BMO Capital Markets.

Gary Nachman:	Hi, thanks. Good morning. How much additional flexibility with expenses do you have to manage through COVID- 19 in the near-term? Or will you just wait for Upjohn – the Upjohn deal to close since the restructuring program is on hold for now with the COVID pandemic? Thank you

Kenneth Parks:	So, Gary, thanks for the question, and it is something that we’ve been watching for the last several months. There’s a portion of our cost, clearly, that is less flexible, especially since we have, and said in the prepared remarks, that certain parts of restructuring programs will be placed on hold for a period of time. We will not be addressing certain programs that require impact on employees for all the reasons that you would want us to put those on hold.

There are parts of our restructuring program that can continue; preparatory phases, looking at certain parts of our supply chain and our operational chain, so those will continue. On the question of costs, besides the payroll costs, we do have buckets of costs that are variable in nature, whether it be travel, which I called out, advertising and promotions, meeting expenses, things such as that, along with other parts of our spend that is discretionary or, I would say, more discretionary and flexible in nature. With what’s going on, some of that naturally reduces.

I’m sure you see the same thing, just like we do. People are not traveling. People are not getting on airplanes. People are doing much more by conferencing and tele-calls and things such as that. So, we have a measurable bucket of cost in this business that will move favorably with us. I would also remind you that our business transformation activities are anticipated and that extends beyond our restructuring program, but it is a part of our restructuring program. Those will continue to occur as we move throughout the year, those parts of the business transformation that relate to products and evaluation of products that remain in the portfolio.

So, I think with the mix of all of that, without giving you specific numbers on that, we believe that there is plenty of room to kind of manage with what we see with COVID in our current outlook extending through the second quarter to manage our cost base in relation to the current environment.

Operator:	Your next question is from Ami Fadia with SVB Leerink.

Sheldon:	Hi. This is Sheldon on for Ami. So maybe just one on biosimilar. Now that Neulasta and Herceptin biosimilar market are becoming more crowded with more players coming in, what’s your overall strategy of differentiation in this market?

Anthony Mauro:	Let me try to answer to the best of my ability.

Robert Coury:	I mean, I would say – the first thing I would just say, our competitors would love to hear exactly that, what is our strategy? It’s a real dynamic marketplace and there’s actually a lot more players than I think any of us really anticipated that would be in the field. So it’s all that, all the strategy, this market is still in the infancy of evolving and there’s still a number of moving pieces that everyone, I think, is assessing. So, with that, Tony, you can do the best you can, but I do want to be sensitive about just that.

Anthony Mauro:	For sure. And I think, as Robert said, not going to walk through strategy but I think we view these biosimilars as a franchise, and franchises could be in certain therapeutic categories like oncology, like you mentioned, Fulphila and Ogivri. Yes, we’re used to competing in markets where there’s many competitors, and we look forward to continuing to do that. That’s not something we back away from. Something we look forward to and something I feel very confident and very excited about doing and growing over not just the quarters but the years.

Robert Coury:	Yes, and I – and again, on the biosimilars, because it is really important to a lot of investors, we are going to measure our overall portfolio and not focus at this juncture to any one particular launch. There are – I believe there are some launches, for example, the launches that you’ve seen here in the United States. You’re not really following the ones overseas as much. But yes, we had starts and stops, we had pushes and pulls, but there’s also learnings that come with that as well. And that’s why I think your question’s appropriate about strategy, you also need to adjust that strategy along the way as well.

Operator:	Your next question is from David Risinger with Morgan Stanley.

David Risinger:	Yes. Thanks very much, and congrats on the performance and thank you for all the detailed updates. So, Robert, my question is, back on the last call, you talked about a trough in 2021 but that you also needed to take a hard look at 2022. Could you just please provide an update on your thoughts and any additional commentary on the pushes and pulls? Thank you.

Robert Coury:	Thank you, David. And it’s a great question, because without at least me projecting, or in my own mind, going out to 2022, how would I ever ensure that 2021 is going to be that trough year? I think that, David, what I’m trying to focus on is, one, I think that the company is going to go through two stages for a potential re-rate. I think, one, we have to get to closing. That’s the very first thing we need to do. You can talk about paying the dividend, but until you actually are in a position to start paying it, I think there’s that weight. So, I want to be very clear about our commitment, and I’m glad that Umer asked the question that he did. And I think people are much closer when it comes to the dividend even though I’m not going to give an exact number but commit to 25% of free cash flows. I actually think people are much closer to what they’ve anticipated than the number that Umer put out that some people are thinking about.

But I think once we close, and we’ve actually – formed Viatris, and we have that right starting point, and people actually can see the new financial profile, I mean, we are already stronger from a financial profile than anyone of our – anyone in our sector right now. Imagine when we bring Mylan together with the Pfizer Upjohn business. When you take a look at that balance sheet and you take a look at our cash generation and you take a look at our friendly shareholder capital allocation, I’m just telling you, right off the bat, I do think that’ll be the first time we’ll get the first re-rate, but the second re-rate will come. And the one I think it’s going to be most impactful is when management can outline a three to five-year CAGR off of that 2021 trough number and put legs behind – underneath that three to five-year CAGR. Be very explicit about how you’re going to hit those growth rates, both in three to five years, what do we already have in-house, what are we relying upon?

And then, I think once the investment community really gets comfortable with the stabilization and the consistency quarter-after-quarter of the baseline profile, and then they start to see some vision where there’s actually – they can actually see how we’re going to get the growth, then I really think that the multiple that our company really deserves will materialize, but it has to happen in steps. That’s not going to happen overnight and certainly not going to happen over our looks. But I want to thank you for that question, because I can only say that I’m looking at 2022, but more so to ensure that 2021 is really going to be that trough year.

Operator:	Your next question is from David Amsellem with Piper Sandler.

David Amsellem:	Thanks. So, just a high-level question. And I realize that asking a question about M&A and business development when you’re trying to close something transformational might be tricky, but as you’re thinking about the continued evolution of the new organization, can you give us a window into your thinking on bolt-on acquisitions, additional areas of interest in terms of other acquisitions, and particularly asset acquisitions, and how should we think about your focus on brands versus generics in terms of your shopping list over the long-term? Thank you.

Robert Coury:	Thank you for the question. I think, really, to be fair to your answer – to really be fair to your answer, I think when the new management comes forth and speaks about our new Global Healthcare Gateway and really outlines how we intend to put to use the excess free cash flows after the dividend is paid, I do think you’re going to get a very concise response, and I do think it would be a combination between what we already have in the pipeline, between what we think we should supplement our pipeline with, and that’ll come – to Randall’s question, I think Randall was spot-on in how he’s thinking about the way we’re – we should be thinking about going forward. So that – I think the therapeutic category you’re going to get.

I think there really will be some opportunities for some tuck-ins. I don’t believe you should ever be thinking about major M&A. I do think that we need to really begin to start returning capital back to shareholders. So, there – we are in the process of really thinking about an extraordinarily disciplined approach about allocation of capital on a going-forward basis, and I think it would be only fair, one, to the answer to your question; and two, to the new management team. There’s a tremendous amount of work that’s being done and I’d like to let Michael and Rajiv and Sanjeev, let them present to the board of directors, this is something that we’re expecting. We’d like to get their thoughts and we’d like to get the rationale behind their thoughts. We’d like to absolutely opine on them and then let them come forth. And I really believe that the real concise answer to your question will be forthcoming.

Operator:	Your next question is from Louise Chen with Cantor.

Louise Chen:	So I just have a very simple question. What are the next steps that need to be completed in order for this Upjohn deal to close? Is there any time you can give around those next steps? And if they could be impeded by the COVID-19 pandemic?

Robert Coury:	Well, the first thing is to get to our shareholder vote, and you saw that we moved it to June 30, and kind of sort of worked out well because we can now have it at the same time as our Annual General Meeting. So, to put the two together actually kind of worked out well. I’m hoping that I can land in the Netherlands by then to actually conduct a meeting, if need be. I did see that the Netherlands passed some emergency legislation to actually postpone to give people an extension up until October to actually have their Annual General Meeting on account of the COVID. So, I’m looking at different ways of working through that. I don’t think that’s going to be a problem. We’ll look at other alternatives if we have to. But right now, it’s my intention to absolutely be there in person and to conduct that meeting. So, I actually think that’s not a difficult one, but you asked about how COVID-19 could play in, I would say that.

I would say that the other one – the only other one is the remaining regulatory agencies for the antitrust. And I can tell you, I’m feeling very comfortable with the work that’s been done, just where we are. I mean, obviously, when D.C. closed, they, themselves, the agency, themselves, the FTC, asked for an extension. So, we’ve absolutely opined on their request. I don’t know how you can’t. But there is nothing I see that’s going to get in the way of our ability to close at the second half of this year. There’s nothing I see – there’s no impediment. I think we have plenty of time to accommodate both COVID-19 and the antitrust regulators in terms of what needs to get done. Thank you.

Operator:	This does conclude today’s Mylan First Quarter 2020 earnings call and webcast. Please disconnect your lines at this time and have a wonderful day.

Forward-Looking Statements

This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Upjohn Inc. (“Newco”) and Mylan, which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer Inc. (“Pfizer”) (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards or on an adjusted basis; the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan’s, the Upjohn Business’s or the combined company’s liquidity, capital resources and ability to obtain financing; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; the impact of outbreaks, epidemics or pandemics, such as the coronavirus pandemic; uncertainties regarding future demand, pricing and reimbursement for Mylan’s, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Newco with the SEC on October 25, 2019 and declared effective by the SEC on February 13,

2020, the Registration Statement on Form 10, as amended, which includes an information statement (as amended, the “Form 10”), which has been filed by Newco with the SEC on January 21, 2020 and amended on February 6, 2020 and subsequently withdrawn on March 11, 2020, and is expected to be refiled prior to its effectiveness, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “Proxy Statement”), and the prospectus, which was filed by Newco with the SEC on February 13, 2020 (the “Prospectus”). You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after this communication is made.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4, Form 10 and Prospectus filed by Newco and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first mailed to shareholders of Mylan on or about February 14, 2020 to seek approval of the proposed transaction. The Form 10 has not yet become effective. After the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan or by contacting Mylan at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2020 and its definitive proxy statement relating to its 2020 Annual Meeting filed with the SEC on March 13, 2020. Information about the directors and executive officers of Mylan may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, as amended on April 29, 2020. Additional information regarding the interests of these participants can also be found in the Form S-4, the Proxy Statement and the Prospectus. These documents can be obtained free of charge from the sources indicated above.

Non-GAAP Financial Measures

This communication includes the presentation and discussion of certain financial information that differs from what is reported under U.S. GAAP. These non-GAAP financial measures, including, but not limited to, adjusted EBITDA, adjusted free cash flow, adjusted SG&A, constant currency total revenues, constant currency net sales, adjusted gross margins, EBITDA margins, adjusted North America segment profitability, adjusted R&D, adjusted net earnings, notional debt to Credit Agreement Adjusted EBITDA leverage ratio, and sustained leverage target are presented in order to supplement investors’ and other readers’ understanding and assessment of the financial performance of Mylan. Management uses these measures internally for forecasting, budgeting, measuring its operating performance, and incentive-based awards. Primarily due to acquisitions and other significant events which may impact comparability of our periodic operating results, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results was limited to financial measures prepared only in accordance with U.S. GAAP. We believe that non-GAAP financial measures are useful supplemental information for our investors and when considered together with our U.S. GAAP financial measures and the reconciliation to the most directly comparable U.S. GAAP financial measure, provide a more complete understanding of the factors and trends affecting our operations. The financial performance of the Company is measured by senior management, in part, using adjusted metrics included herein, along with other performance metrics. In addition, the Company believes that including EBITDA and supplemental adjustments applied in presenting adjusted EBITDA and Credit Agreement Adjusted EBITDA (as defined below) pursuant to our Credit Agreement is appropriate to provide additional information to investors to demonstrate the Company’s ability to comply with financial debt covenants and assess the Company’s ability to incur additional indebtedness. The Company also believes that adjusted EBITDA better focuses management on the Company’s underlying operational results and true business performance and, beginning in 2020, is used, in part, for management’s incentive compensation. We also report sales performance using the non-GAAP financial measures of “constant currency” total revenues and net sales. These measures provide information on the change in total revenues and net sales assuming that foreign currency exchange rates had not changed between the prior and current period. The comparisons presented at constant currency rates reflect comparative local currency sales at the prior year’s foreign exchange rates. We routinely evaluate our net sales and total revenues performance at constant currency so that sales results can be viewed without the impact of foreign currency exchange rates, thereby facilitating a period-to-period comparison of our operational activities, and believe that this presentation also provides useful information to investors for the same reason. The “Summary of Total Revenues by Segment” table below compares net sales on an actual and constant currency basis for each reportable segment for the quarters and year to date periods ended March 31, 2020 and 2019 as well as for total revenues. Also, set forth below, Mylan has provided reconciliations of such non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures. Investors and other readers are encouraged to review the related U.S. GAAP financial measures and the reconciliations of the non-GAAP measures to their most directly comparable U.S. GAAP measures set forth below, and investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP.

For additional information regarding the components and uses of Non-GAAP financial measures refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations-Use of Non-GAAP Financial Measures section of Mylan’s Quarterly Report on Form 10-Q for the three months ended March 31, 2020.

Mylan is not providing forward looking guidance for U.S. GAAP reported financial measures or a quantitative reconciliation of forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, acquisition-related expenses, including integration, restructuring expenses, asset impairments, litigation settlements and other contingencies, including changes to contingent consideration and certain other gains or losses. These items are uncertain, depend on various factors, and could have a material impact on U.S. GAAP reported results for the guidance period.

Reconciliation of U.S. GAAP Net Earnings to Adjusted Net Earnings

Below is a reconciliation of U.S. GAAP net earnings (loss) to adjusted net earnings for the three months ended March 31, 2020 compared to the prior year period:

	Three Months Ended March 31,
(In millions)	2020	2019
U.S. GAAP net earnings (loss)	$20.8	$(25.0)
Purchase accounting related amortization (primarily included in cost of sales)	352.2	435.4
Litigation settlements and other contingencies, net	1.8	0.7
Interest expense (primarily clean energy investment financing and accretion of contingent consideration)	5.8	7.3
Clean energy investments pre-tax loss	17.3	17.0
Acquisition related costs (primarily included in SG&A) (a)	23.2	8.1
Restructuring related costs (b)	7.6	19.9
Share-based compensation expense	19.4	18.0
Other special items included in:
Cost of sales (c)	117.3	85.1
Research and development expense (d)	1.7	33.1
Selling, general and administrative expense	(3.4)	13.9
Other expense, net	(0.4)	—
Tax effect of the above items and other income tax related items	(96.1)	(191.6)

Adjusted net earnings	$467.2	$421.9

Significant items include the following:

(a)

Acquisition related costs consist primarily of transaction costs including legal and consulting fees and integration activities. The increase for the three months ended March 31, 2020 relates to transaction costs for the pending Combination.

(b)

For the three months ended March 31, 2020, charges of approximately $3.7 million are included in cost of sales, approximately $0.2 million is included in R&D, and approximately $3.7 million is included in SG&A. Refer to Note 15 Restructuring included in Part I, Item 1 of our Form 10-Q for the three months ended March 31, 2020 for additional information.

(c)

Costs incurred during the three months ended March 31, 2020 primarily relate to incremental manufacturing variances and site remediation activities as a result of the activities at the Company’s Morgantown plant of approximately $58.8 million. In addition, the current period includes approximately $25.0 million related to a special bonus for plant employees as a result of the COVID-19 pandemic. The three months ended March 31, 2019 consists primarily of $58.8 million for certain incremental manufacturing variances and site remediation activities at the Company’s Morgantown plant.

(d)

R&D expense for the three months ended March 31, 2020 consists primarily of expenses for product development arrangements of approximately $1.6 million. R&D expense for the three months ended March 31, 2019 includes $23.3 million related to non-refundable upfront licensing amounts for products in development with the expenses relating to on-going collaboration agreements.

Reconciliation of U.S. GAAP Net Earnings to EBITDA and Adjusted EBITDA

Below is a reconciliation of U.S. GAAP net earnings (loss) to EBITDA and adjusted EBITDA for the three months ended March 31, 2020 compared to the prior year period:

	Three Months Ended
	March 31,
(In millions)	2020	2019
U.S. GAAP net earnings (loss)	$20.8	$(25.0)
Add / (deduct) adjustments:
Clean energy investments pre-tax loss	17.3	17.0
Income tax provision (benefit)	9.9	(89.5)
Interest expense (a)	119.9	131.2
Depreciation and amortization (b)	415.0	500.5

EBITDA	$582.9	$534.2
Add / (deduct) adjustments:
Share-based compensation expense	19.4	18.0
Litigation settlements and other contingencies, net	1.8	0.7
Restructuring, acquisition related and other special items (c)	146.6	157.3

Adjusted EBITDA	$750.7	$710.2

(a)	Includes clean energy investment financing and accretion of contingent consideration.
(b)	Includes purchase accounting related amortization.
(c)	See items detailed in the Reconciliation of U.S. GAAP Net Earnings to Adjusted Net Earnings.

Mylan N.V. and Subsidiaries

Reconciliation of Non-GAAP Financial Measures

(Unaudited; in millions)

Summary of Total Revenues by Segment

	Three Months Ended March 31,
(in millions)	2020	2019	% Change	2020 Currency Impact (1)	2020 Constant Currency Revenues	Constant Currency % Change (2)
Net sales
North America	$955.5	$922.9	4%	$1.0	$956.5	4%
Europe	1,021.9	895.3	14%	33.3	1,055.2	18%
Rest of World	610.8	642.4	(5)%	29.9	640.7	—%

Total net sales	2,588.2	2,460.6	5%	64.2	2,652.4	8%
Other revenues (3)	31.0	34.9	(11)%	0.3	31.3	(10)%

Consolidated total revenues (4)	$2,619.2	$2,495.5	5%	$64.5	$2,683.7	8%

(1)	Currency impact is shown as unfavorable (favorable).
(2)

The constant currency percentage change is derived by translating net sales or revenues for the current period at prior year comparative period exchange rates, and in doing so shows the percentage change from 2020 constant currency net sales or revenues to the corresponding amount in the prior year.

(3)

For the three months ended March 31, 2020, other revenues in North America, Europe, and Rest of World were approximately $19.5 million, $4.2 million, and $7.3 million, respectively. For the three months ended March 31, 2019, other revenues in North America, Europe, and Rest of World were approximately $22.1 million, $4.7 million, and $8.1 million, respectively.

(4)	Amounts exclude intersegment revenue that eliminates on a consolidated basis.

Reconciliation of Income Statement Line Items

	Three Months Ended March 31,
	2020	2019
U.S. GAAP cost of sales	$1,713.1	$1,690.3
Deduct:
Purchase accounting amortization and other related items	(352.2)	(435.4)
Acquisition related items	(0.8)	(0.5)
Restructuring and related costs	(3.7)	(14.5)
Share-based compensation expense	(0.3)	—
Other special items	(117.3)	(85.1)

Adjusted cost of sales	$1,238.8	$1,154.8

Adjusted gross profit (a)	$1,380.4	$1,340.7

Adjusted gross margin (a)	53%	54%

	Three Months Ended March 31,
	2020	2019
U.S. GAAP R&D	$114.2	$172.6
Deduct:
Acquisition related costs	—	(0.3)
Restructuring and related costs	(0.2)	(0.1)
Share-based compensation expense	(0.4)	(0.1)
Other special items	(1.7)	(33.1)

Adjusted R&D	$111.9	$139.0

Adjusted R&D as % of total revenues	4%	6%

	Three Months Ended March 31,
	2020	2019
U.S. GAAP SG&A	$605.4	$607.9
Add / (Deduct):
Acquisition related costs	(22.2)	(7.3)
Restructuring and related costs	(3.7)	(5.3)
Share-based compensation expense	(18.6)	(17.9)
Other special items and reclassifications	3.4	(13.9)

Adjusted SG&A	$564.3	$563.5

Adjusted SG&A as % of total revenues	22%	23%

	Three Months Ended March 31,
	2020	2019
U.S. GAAP net cash provided by (used in) operating activities	$291.1	$(39.7)
Add / (Deduct):
Restructuring and related costs (b)	62.5	83.7
Corporate contingencies	(1.4)	—
Acquisition related costs	24.2	—
R&D expense	15.0	36.2
Other	8.7	—

Adjusted net cash provided by operating activities	$400.1	$80.2

Deduct:
Capital expenditures	(43.4)	(53.1)
Proceeds from sale of property, plant and equipment	0.4	—

Adjusted free cash flow	$357.1	$27.1

(a)

U.S. GAAP gross profit is calculated as total revenues less U.S. GAAP cost of sales. U.S. GAAP gross margin is calculated as U.S. GAAP gross profit divided by total revenues. Adjusted gross profit is calculated as total revenues less adjusted cost of sales. Adjusted gross margin is calculated as adjusted gross profit divided by total revenues.

(b)

For the three months ended March 31, 2020 includes approximately $55.6 million of certain incremental manufacturing variances and site remediation expenses as a result of the activities at the Company’s Morgantown plant.

Reconciliation of EBITDA and Adjusted EBITDA

Below is a reconciliation of U.S. GAAP net earnings to EBITDA and adjusted EBITDA for the respective quarterly periods:

	Three Months Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
U.S. GAAP net earnings (loss)	$(168.5)	$189.8	$20.5	$20.8
Add / (deduct) adjustments:
Clean energy investments pre-tax loss	16.2	10.4	18.5	17.3
Income tax provision (benefit)	116.4	(4.0)	114.7	9.9
Interest expense	131.2	128.9	126.0	119.9
Depreciation and amortization	501.4	469.7	547.7	415.0

EBITDA	$596.7	$794.8	$827.4	$582.9
Add / (deduct) adjustments:
Share-based compensation expense	16.8	16.1	5.9	19.4
Litigation settlements and other contingencies, net	20.9	(51.9)	8.9	1.8
Restructuring, acquisition related and other special items	213.0	163.8	217.1	146.6

Adjusted EBITDA	$847.4	$922.8	$1,059.3	$750.7

March 31, 2020 Notional Debt to Twelve Months Ended March 31, 2020 Mylan N.V. Adjusted EBITDA as calculated under our Credit Agreement (“Credit Agreement Adjusted EBITDA”) Leverage Ratio

The stated non-GAAP financial measure March 31, 2020 notional debt to twelve months ended March 31, 2020 Credit Agreement Adjusted EBITDA leverage ratio is based on the sum of (i) Mylan’s adjusted EBITDA for the quarters ended June 30, 2019, September 30, 2019, December 31, 2019 and March 31, 2020 and (ii) certain adjustments permitted to be included in Credit Agreement Adjusted EBITDA as of March 31, 2020 pursuant to the revolving credit facility dated as of July 27, 2018 (as amended, supplemented or otherwise modified from time to time), among Mylan Inc., as borrower, the Company, as guarantor, certain affiliates and subsidiaries of the Company from time to time party thereto as guarantors, each lender from time to time party thereto and Bank of America, N.A., as administrative agent (the “Credit Agreement”) as compared to Mylan’s March 31, 2020 total debt and other current obligations at notional amounts.

	Three Months Ended				Twelve Months Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	March 31, 2020
Mylan N.V. Adjusted EBITDA	$847.4	$922.8	$1,059.3	$750.7	$3,580.2
Add: other adjustments including estimated synergies					7.1

Credit Agreement Adjusted EBITDA					$3,587.3

Reported debt balances:
Long-term debt, including current portion					$12,631.7
Short-term borrowings and other current obligations					137.8

Total					$12,769.5

Add / (deduct):
Net discount on various debt issuances					29.9
Deferred financing fees					57.6
Fair value adjustment for hedged debt					(43.2)

Total debt at notional amounts					$12,813.8

Notional debt to Credit Agreement Adjusted EBITDA Leverage Ratio					3.6

EBITDA Margins

EBITDA margin is calculated as EBITDA divided by total revenues.

Reconciliation of Adjusted North America Segment Profitability

Adjusted North America segment profitability for the three months ended March 31, 2019 and 2020 is North America U.S. GAAP segment profitability adjusted for approximately $70 million and $62 million for Morgantown restructuring and remediation expenses in the first quarter of 2019 and 2020, respectively.